Amended Schedule B

to Amended and Restated Administrative, Fund Accounting and Transfer Agency Services Agreement

between

Diamond Hill Funds

and

Diamond Hill Capital Management, Inc.

initially dated as of May 31, 2002, as restated and amended November 17, 2011, and May 23, 2013,

and amended on February 20, 2014

Each Fund listed on Schedule A hereto shall pay DHCM a fee at an annual rate as stated in the table below of the average daily net assets of the respective class of each Fund.

Class A	Class C	Class I	Class Y

0.24%	0.24%	0.19%	0.09%

The effective date of this Amended Schedule B is August 1, 2016.

Diamond Hill Funds	Diamond Hill Capital Management, Inc.

By: __/s/ Gary R. Young_______	By: __/s/ Thomas E. Line______________
Gary R. Young	Thomas E. Line
President	Chief Financial Officer